FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

January 15, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,

Moscow 125167

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCES APPOINTMENT OF ITS STEEL DIVISION DIRECTOR

Moscow, Russia – January 15, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces the appointment of Andrey Deineko as its Steel Division Director.

Andrey Deineko (54) will be in charge of developing Mechel’s steel segment, carrying out operational management, planning, and controlling operations of Mechel’s steel assets.

“We are very pleased that such a high level professional, who obtained an education in metallurgy and has extensive experience in various scientific, commercial, production, and government agencies, will join our team as our Steel Division Director. We are sure that his knowledge and experience will enable Mechel to develop and strengthen its steel business segment even more intensively and to efficiently implement capital investment programs at its subsidiaries, thus further enhancing our market position,” Mechel Management OOO Chief Executive Officer Vladimir Polin said.

Prior to his appointment as Steel Division Director, Mr. Deineko held the position of Director of the Department of Industry in the Russian Ministry of Industry and Energy from 2005 to 2007, having been Deputy Director of this Department from 2004 to 2005. He was Director of the Department of Industrial and Innovative Policy in the Russian Ministry of Industry and Science from 2002 to 2004. From 1999 to 2002, he was Deputy General Director of Oskol Electrometallurgical Plant OAO. He held the position of Deputy General Director of INTERFIN Interbank Investment and Finance Company ZAO from 1998 to 1999 and Director of Supply Division of Zapad-Elite ZAO from 1997 to 1998. From 1976 to 1997, he was engineer, senior engineer, senior researcher, laboratory head, Department Head, and Deputy Director at the Bardin Central Scientific and Research Institute of Ferrous Metallurgy. He has been awarded the title of Honorable Metallurgist. Mr. Deineko graduated from the Moscow Institute of Steel and Alloys with the specialty of Engineer of Metallurgy, and obtained his post-graduate degree in technical sciences from the same institute.

***

Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

***

Mechel is one of the leading Russian mining and metals companies. Mechel unites producers of coal, iron ore, nickel, steel, rolled products, and hardware. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.

 Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin

Name:	Igor Zyuzin

Title:	CEO

Date:  January 15, 2008